EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

January 16, 2006

TSX Venture Exchange:                EMR

OTC Bulletin Board:           EGMCF.PK

U.S. 20-F Registration:         000-51411

Frankfurt Stock Exchange:            EML

EMGOLD ANNOUNCES LISTING ON THE FRANKFURT STOCK EXCHANGE AND ENGAGEMENT OF EUROPEAN INVESTOR RELATIONS FIRMS

Emgold Mining Corporation (EMR: TSX-V) (the “Company”) is pleased to announce that its shares have been accepted for listing and are now trading on the Frankfurt Stock Exchange under the trading symbol EML and ISIN number CA  2909281008.

“The listing of Emgold’s shares on the Frankfurt Exchange is part of the Company’s continuing initiative to broaden investor awareness of Emgold as the Company proceeds with permitting and re-opening of the Idaho-Maryland Mine, historically the second largest underground gold producing mine in California and the commercialization of the Ceramext™ Process, which produces quality ceramic tiles and other ceramic products from mine waste materials,” said Mr. Bill Witte, President and CEO.

In addition to the Frankfurt Exchange listing Emgold is pleased to announce that subject to applicable regulatory approval it has engaged GOLDSEITEN.DE to provide investor relations services in the German speaking markets in Europe. The firm founded the first German website devoted solely to commodities, precious metals and mining and also organizes investor conferences and arranges introductions to European institutional investors.

Furthermore Emgold has joined The European Gold Centre run by Mr. Henk Kras~~s~~ enberg. The Centre operates as a valuable platform for precious and base metals companies that are seeking to increase their exposure to the European investment community. The Centre distributes its specialized flow of information to European financial institutions and sophisticated investors all over the world ..

“As Emgold moves into the next phase of its corporate development the Company is well positioned to expand its profile with both institutional and private investors in Europe,” stated Mr. Bill Witte. “European investors traditionally have had a strong interest in junior mining and exploration companies that are systematically advancing their projects to the production stage, where there is leverage to rising commodity prices and significant growth potential.  We believe the combination of engaging GOLDSEITEN.DE (www.goldseiten.de) and The European Gold Centre ( www.europeangoldcentre.com )   will lead to a significant increase in investor awareness of Emgold and combined with the listing on the Frankfurt Exchange should facilitate the broadening of the Company’s shareholder base and increase liquidity.”

The Frankfurt Stock Exchange, which offers fully electronic-trading facilities, is the largest of eight German stock exchanges and ranks amongst the NYSE, NASDAQ and London Stock Exchanges as one of the largest stock exchanges in the world. For more information on the Frankfurt Stock Exchange please visit: www.exchange.de

About Emgold:

Emgold Mining Corporation is a gold and commercial mineral exploration and emerging production-company. Emgold is engaged in the permitting, exploration and re-opening of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is the second largest historical underground gold mine in California. Emgold is commercializing the Ceramext™ Technology, which converts mine and other waste materials into high quality ceramic building materials. Emgold’s subsidiary Golden Bear Ceramics Company holds the exclusive worldwide license with Ceramext LLC.  Golden Bear is currently test producing high-quality ceramic tile at its 45,000 square foot Grass Valley pilot and demonstration plant. Emgold plans to be producing marketable ceramic products early in 2006 and the company expects to realize initial revenues from ceramic sales in Q1 2006. For more information on Emgold please visit: www.emgold.com

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com .